ALGERNON NEUROSCIENCE INC.

January 18, 2023

United States Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Attention:        Division of Corporate Finance, Office of Life Sciences

Dear Sirs/Mesdames:

Re: Algernon Neuroscience Inc. (the "Company")

 Offering Statement on Form 1-A

 Filed on December 30, 2022

 File No. 024-12117

 Response Letter to SEC Comments on January 12, 2023

We provide below the Company's item-by-item responses to the comments made in the Comment Letter.  We confirm that the Company has filed with the Commission, via the EDGAR system, Amendment No. 1 to the Offering Statement on Form 1-A/A. We also confirm that paragraph numbering used for each response below corresponds to the paragraph numbering used in the Comment Letter.

Offering Statement on Form 1-A

Algernon Neuroscience Inc.

Index to Financial statements, page F-1

1. Please address the following:

  Tell us what consideration you gave to providing the audited financial statements of the newly-formed issuer, Algernon Neuroscience Inc., as required by paragraph (c)(1)(ii) in Part F/S of Form 1-A, and by Article 8 of Regulation S-X.

  As part of your response, specifically address how you determined that such financial statements are not required.

Response: The Company was incorporated on December 9, 2022 and as such, there is no recently completed fiscal year. The DMT program was the asset of Algernon Pharmaceuticals Inc. prior to being acquired by the Company.

  To the extent the registrant is a shell corporation set up for the sole purpose of completing a business combination, revise to clearly disclose that fact.

ALGERNON NEUROSCIENCE INC.

January 18, 2023

Response: The Company was incorporated on December 9, 2022 as a wholly-owned subsidiary of the parent for the purpose of acquiring the assets of the DMT program and had no significant assets or business operations prior to the acquisition of the DMT Program from Algernon Pharmaceuticals Inc. on December 20, 2022.

  To the extent the registrant has no operations prior to the acquisition of DMT, clearly disclose that fact

Response: The Company was incorporated on December 9, 2022 as a wholly-owned subsidiary of the parent for the purpose of acquiring the assets of the DMT program and the DMT program was acquired on December 20, 2022. There were no operations from December 9 (incorporation) to December 20, 2022. Disclosure of the lack of operations from December 9, 2022 to December 20, 2022 has been incorporated into the Form 1-A Amendment No. 1.

  Clearly identify the owners of Algernon Neuroscience prior to the merger and how that was considered

Response: On incorporation the Company has 1 Common Share held by Algernon Pharmaceuticals Inc. The Company and Algernon Pharmaceuticals Inc. are subject to common control. This was considered by management for the accounting treatment of the DMT program.

  Revise your Capitalization table on page 45 and Dilution table on page 46 to begin with the most recent balance sheet date of the historical financial statements presented for the registrant after addressing the above points. Clearly identify the nature and amount of any pro forma adjustments to these amounts in your Capitalization and Dilution tables.

Response: The most recent historical carve-out financial statements did not include any capital items and therefore the amounts as at August 31, 2022 are nil.  The proforma adjustment pertains to the issuance of equity by the Company to Algernon Pharmaceuticals Inc., which is included in the capitalization table and a narrative surrounding the equity transactions has now been included in the capitalization section of the Form 1-A Amendment No. 1.

2. Tell us your consideration of providing pro forma financial statements reflecting Algernon's Neuroscience Inc.'s acquisition of the DMT Program from Algernon Pharmaceuticals Inc. in accordance with Article 11 of Regulation S-X.

ALGERNON NEUROSCIENCE INC.

January 18, 2023

Response: Carve-out financial statements were provided for the DMT Program of Algernon Pharmaceuticals Inc. for the two most recently completed fiscal years. The DMT program was acquired by the Company in a subsequent interim period. The pro forma financial information of the Company for the subsequent interim period would be materially comparable to the carve-out financial statements of the DMT Program.

DMT Program of Algernon Pharmaceuticals Inc.

Carve-Out Financial Statements, page F-2

3. If true, revise your footnotes to specifically confirm that you determined that it was impracticable to prepare the full financial statements of the DMT program required by Regulation S-X, and disclose an explanation of such impracticability in the filing. Otherwise, provide stand alone financial statement for the DMT program.

Response: The DMT program was an asset of Algernon Pharmaceuticals prior to the acquisition by the Company. Carve-out financial statements of the DMT program prior to acquisition are disclosed in the filing.

Basis of Presentation, page F-10

4. Please address the following:

  Revise your footnotes as well as the Critical Accounting Policies section of the MD&A for DMT Program to clearly confirm that such financial statements reflect all of the revenues and expenses of the program as well as all expenses allocated to the program.  Refer to Staff Accounting Bulletin Topic 1B.1.

Response: Note 2(a) of the Notes to the Carve-out financial statements, page F-10 states that "The preparation of carve-out financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the carve-out financial statements and the reported amounts of revenues and expenses during the reporting period."

  Clearly disclose the types of expenses which were allocated versus those recorded on an actual basis.

Response: Note 2(a) of the Notes to the Carve-out financial statements, page F-10 states that "…these carve-out financial statements have been prepared using the accrual basis of accounting." Additionally, Note 3(f) statements that "Non-cash salaries for the year ended August 31, 2022 were an allocation to the DMT program of non-cash items that consisted of the fair value of the stock options of Algernon that were granted to key management personnel on January 1, 2022 and August 31, 2022. Non-cash salaries for the year ended August 31, 2021 were an allocation to the DMT program of non-cash items that consisted of the fair value of RSUs that were granted to key management personnel but unvested during the year ended August 31, 2021."

ALGERNON NEUROSCIENCE INC.

January 18, 2023

  For such allocated expenses clearly disclose the method of allocation and the reasons that method was chosen.

Response: Note 3(f) of the Notes to the Carve-out financial statements, page F-15 states the following: Certain expenses of the DMT Program reflected in these carve-out financial statements, including salaries and benefits and consulting costs included within research and development expenses, are expenses of Algernon that are allocated to each of Algernon's research and development programs, including the DMT Program. This allocation of expenses is based on an estimate of the proportion of the expense that pertains to each program.

Notes to Carve-Out Financial Statements

Subsequent Events, page F-20

5. Revise Note 9 as well as your Critical Accounting Policies section on page 53 as well as your Related Party Transactions section on page 86 to clearly disclose how Algernon Neuroscience accounted for the acquisition of DMT Program.  As part of your response, tell us how you considered and determined the extent to which both entities were subject to common control prior to the merger.

Response: Algernon Neuroscience acquired the DMT program subsequent to the periods presented in the Carve-out financial statements. The Company disclosed the acquisition date, and consideration transferred related to the acquisition of the DMT program.

As both entities were subject to common control prior to the asset purchase management considered whether the fair value of the assets acquired could be determined. Additionally, consideration was given to the fact that this represents a non-monetary transaction. The Company exchanged 20 million common shares at a price of $1.3547 per share. In assessing the valuation of the assets, the Company considered the market capitalization of another company with a similar stroke program. It was determined that the fair value of the DMT program acquired at the acquisition date could not be determined and is carried at cost.

As the acquisition of the DMT program was completed subsequent to the periods presented management is requesting no change to the document should be made. However, for the financial statements for the year ending August 31, 2023, the Company will work with its independent auditors' to further expand on such disclosures.

ALGERNON NEUROSCIENCE INC.

January 18, 2023

Thank you for your kind attention. Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact James Kinley, Chief Financial Officer at 604-398-4175.

Yours truly,

/s/ James Kinley

_______________________

James Kinley

Chief Financial Officer

Algernon Neuroscience Inc.